===============================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549

                                    FORM 6K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2003

                                  SYNGENTA AG
                (Translation of Registrant's Name Into English)

                              Schwarzwaldallee 215
                                   4058 Basel
                                  Switzerland


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                 Form 20-F  X            Form 40-F
                           ---                    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934)

                  Yes                   No X
                      ---                 ---

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

Re:      SYNGENTA AG
         Full Year Results 2002
         SWX Swiss Exchange Notification


Filed herewith is a press release related to the announcement by Syngenta AG of its 2002 Full Year Results as well as a Notice to the SWX Swiss Exchange. The full text of the press release and the notification follows:



                                     # # #

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SYNGENTA AG



By:      /s/ Christoph Maeder
         --------------------
Name:    Christoph Maeder
Title:   General Counsel

By:      /s/ Damian Heller
         -----------------
Name:    Damian Heller
Title:   Company Secretary

Date:    February 20, 2003

                                                                         ITEM 1


                                                    Syngenta International AG
                                                    Media Office
                                                    CH-4002 Basel
                                                    Switzerland
                                                    Telephone: +41 61 323 23 23
                                                    Fax: +41 61 323 24 24
                                                    www.syngenta.com

[SYNGENTA LOGO]

Media Release - Communique aux Medias - Medienmitteilung
-------------------------------------------------------------------------------

Full Year Results 2002
Basel, Switzerland, 20 February 2003

             'Business quality reinforced: strong cash generation;
                        increased dividend recommended'


Financial Highlights
-------------------------------------------------------------------------------
                                           2002       2001    Actual       CER
                                             $m         $m         %         %
-------------------------------------------------------------------------------
Sales                                      6197       6323       - 2       - 3
-------------------------------------------------------------------------------
Excluding Special Items(1)
  EBITDA                                   1154       1127       + 2       + 5
  Profit before Tax                         445        388       +15       +21
  Net Income                                265        223       +19
  Earnings per Share(3)                   $2.61      $2.20       +19
---------------------------------------------------------------------
Including Special Items(2)
  Profit before Tax                          49        111
  Net Income                               (27)         34
  Earnings per Share(3)                 $(0.26)      $0.34
-----------------------------------------------------------

Growth rates in the following narrative are at constant exchange rates (CER).

o    Crop Protection sales down 3 percent; Seeds sales unchanged

o    EBITDA(1) margin up to 18.6 percent (2001: 17.8 percent)

o    Synergies ahead of plan; $362 million annualized savings since merger

o    Earnings(1) up 19 percent; reduced finance and tax charges

o    Free cash flow $551 million; gearing down to 38 percent


Heinz Imhof, Chairman, said:

"These results are tribute to the skill and commitment of all employees who have built Syngenta into a higher quality and more competitive business. As we enter 2003 we will further strengthen our position by vigorously developing our marketing and technical advantages."

Michael Pragnell, Chief Executive Officer, said:

"Our alertness to the challenges of 2002 enabled Syngenta to report a second year of marked progress thanks to the growth of new products, the benefits of lifecycle management and the commitment of our selling organization; all contributed to the strengthening of our competitive position in difficult market conditions. We have again exceeded our cost synergy target and improved performance ratios. Tight financial control has enhanced business quality and significantly strengthened the balance sheet."

(1) Excluding special items of $396 million (2001: $277 million which included $75 million of disposal gains) being a net charge in respect of merger and restructuring costs, of which impairment costs associated with these items was $134 million (2001: $86 million). Please refer to Note 6, page 18 for a complete analysis and footnote 3, page 10 for a description of EBITDA.
(2)  In accordance with International Financial Reporting Standards.
(3)  Diluted EPS calculated on 101,635,654 shares.

Highlights for 2002
-------------------------------------------------------------------------------

Sales, at constant exchange rates, during 2002 were three percent lower; the benefits gained from new product introductions and the breadth of the portfolio could not fully compensate for continuing weak agricultural markets, product phase-outs and reductions in channel inventories. In addition, a competitive US herbicide market was primarily responsible for a one percent decline in price; reported pricing was also affected by the continued depreciation of the Brazilian Real.

EBITDA, at constant exchange rates, improved by five percent and the margin increased by 0.8 percentage points due to reduced cost and improved product mix through range rationalization.

Earnings per share excluding special items were up 19 percent helped by lower financial expenses and a lower tax rate. Special items reduced earnings per share by $2.87.

Dividend: The Board has recommended an increased dividend for 2002 of CHF 0.85 per share (2001: CHF 0.80) to be paid from 5 May 2003, subject to shareholder approval at the AGM on 29 April 2003.

Currency: sales were positively impacted by one percent due to the depreciation of the US dollar; a stronger Swiss franc and the second half appreciation of the Euro versus the US dollar reduced EBITDA by two percent. At constant exchange rates the EBITDA margin would have been 19.1 percent.

Crop Protection: Modernization of the product portfolio was a key focus throughout 2002. During the year sales of newly launched products, in particular CALLISTO(R), ACTARA(R)/CRUISER(R) and ACANTO(R), increased by $192 million to $293 million which more than offset the reduction in sales of $129 million due to product phase-outs. The program to reduce the number of active ingredients (AIs) from 121 to 76 is well advanced; in 2002 14 AIs were phased-out, bringing the current total of proprietary AIs in the portfolio to 89.

Progress in reducing channel stocks has been achieved with notable success in Brazil and some improvement in the USA and Japan.

The beneficial impact of new launches, product rationalization and a continued reduction in cost of goods offset by price effects in Brazil and the USA resulted in gross profit remaining stable at 49 percent. EBITDA was 23.1 percent (2001: 21.8 percent) and at constant exchange rates would have improved further to 23.4 percent.

Seeds: Continued growth in vegetables and encouraging sales from flowers compensated for a decline in field crop sales in Brazil and the USA, particularly in corn. Performance across all major crops in Europe was strong. Progress has been made in reducing product costs leading to an improvement in gross margin. The impact of currencies on function expenses resulted in a decline in EBITDA margin to 11.6 percent (2001: 11.8 percent), which on a constant exchange rate basis would have improved to 12.5 percent, following the significant improvement in 2001.

Plant Science (formerly New Technology) is spearheading Syngenta's investment in biotechnology, an important contributor to the future of agriculture. A wide range of traits is being developed for commercialization with a target of breakeven in 2006. Research capability will be expanded through the alliance with Diversa Corporation of the USA, announced in December, which establishes an enhanced technology platform. The alliance broadens Syngenta's access to new plant science applications and will allow innovative products to be brought to market more quickly. Existing research facilities will be consolidated, further improving efficiency.

Synergies: Synergies totaling $197 million were realized in 2002, $22 million ahead of the target announced at the half year. Since the start of the program in 2000, $362 million of annualized savings have been achieved.

Special Items: Special charges of $396 million before tax largely relate to restructuring costs associated with implementation of the merger synergy program. Additional costs relate to the restructuring of the Seeds business in Korea, cash cost $4 million, and the impairment of intangible assets and goodwill relating to this and other smaller Seeds acquisitions. Of the total amount $148 million is a non-cash charge.

Cash Flow and Balance Sheet: Free cash flow of $551 million (2001: $400 million) exceeded first half expectations and was due to a reduction in average trade working capital equivalent to five percent of sales, reflecting an accelerated collection of receivables in the second half and certain pre-payments in the USA. In Brazil and Argentina net receivables now stand at just below $300 million (2001: $595 million). The ratio of trade working capital as a percentage of sales at year end improved to 42 percent (2001: 46 percent). Fixed capital expenditure of $211 million was significantly below depreciation.

At the period end, net debt was $1.7 billion (2001: $2.2 billion) representing a gearing ratio of 38 percent (2001: 54 percent).

Outlook
-------------------------------------------------------------------------------

Michael Pragnell, Chief Executive Officer, said:

"Agricultural markets remain uncertain at the start of 2003. We will continue to maximize opportunities to improve business quality in both Crop Protection and Seeds. At the same time, we are developing our new Plant Science business through the determined commercialization of biotechnology traits.

Due to the current strength of many currencies relative to the US dollar, coupled with additional pension and insurance costs, progress in EBITDA margin in 2003 is likely to be constrained to less than one percent. Cash flow is expected to remain strong, albeit at a lower level than achieved in 2002. We remain committed to delivering increased earnings and steady progress with all performance ratios."



Syngenta is listed on the Swiss stock exchange (SYNN), and in London (SYA), New York (SYT) and Stockholm (SYN).

Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:        Jennifer Gough (Switzerland)             +41 61 323 5059
                                   Rhonda Chiger (USA)                    +1 (917) 322 2569

Media Enquiries:                   O'Patrick Wilson (Switzerland)           +41 61 323 2323
                                   Judith Auchard (UK)                   +44 (0)1483 260184
                                   Lori Captain (USA)                     +1 (302) 425 2121

Share Registry Enquiries           Ursandreas Meier                         +41 61 323 2095

Crop Protection Sales
-------------------------------------------------------------------------------

Except where stated, all narrative in this section refers to the full year. Product line variances take into account minor reclassifications made in 2002. Percentage growth rates are at constant exchange rates (CER).

                                    Full Year            Growth               4th Quarter            Growth
                               ---------------------------------------    ----------------------------------------
                                    2002      2001   Actual       CER          2002      2001    Actual       CER
Product line                          $m        $m        %         %            $m        $m         %         %
----------------------------------------------------------------------    ----------------------------------------
  Selective herbicides              1606      1722      - 6       - 7           280       268        +5        +2
  Non-selective herbicides           650       687      - 2       - 3           110       128       - 9       -11
  Fungicides                        1398      1392        -       - 1           295       282        +4         -
  Insecticides                       855       944      - 7       - 7           177       218       -17       -18
  Professional products              585       522       +6        +5           126       118        +1         -
  Others                             166       118      +19       +13            35        19       +36       +27
----------------------------------------------------------------------    ----------------------------------------
  Total                             5260      5385      - 2       - 3          1023      1033       - 1       - 4
----------------------------------------------------------------------    ----------------------------------------

Selective Herbicides: major brands BICEP(R)MAGNUM, CALLISTO(R), DUAL(R)MAGNUM, FLEX(R), FUSILADE(R), TOPIK(R)

Total sales declined for three main reasons: price pressure, largely in the USA, accounted for $47 million; range rationalization of $32 million; and volume reductions in Brazil due to de-stocking. In corn herbicides, sales of CALLISTO(R) reached $103 million following a strong first full-season of marketing; this more than offset the decline in DUAL(R)/BICEP(R) MAGNUM due to the competitive US market. In soybeans, sales of FLEX(R) and FUSILADE(R) were also lower with increased herbicide-tolerant crop (HTC) plantings. In cereals, sales of the grass herbicide TOPIK(R) declined in France, and in Canada and Australia due to drought.

Non-selective Herbicides: major brands GRAMOXONE(R), TOUCHDOWN(R)

Continued strong growth of TOUCHDOWN(R) IQ(R) in the USA resulted in an increased share of the glyphosate market; this was offset by lower sales in Brazil. New marketing programs for GRAMOXONE(R) in Australia and China increased sales; in Japan and Brazil there was continued channel de-stocking. Two years after the opening of the Nantong plant, China has become the second largest market for GRAMOXONE(R) after the USA .

Fungicides: major brands ACANTO(R), AMISTAR(R), BRAVO(R), RIDOMIL GOLD(R), SCORE(R), TILT(R), UNIX(R)

First full-season launches in Europe, including a late fourth quarter launch in France, of the new strobilurin ACANTO(R), resulted in sales of $40 million. This more than offset reduced sales of AMISTAR(R), the largest product in the fungicide portfolio, which were lower due to the introduction of a new competitor in France at the start of the season; there was continued encouraging growth in the USA, Japan and Brazil. Sales growth of SCORE(R), in Asia and Europe, and a number of smaller products compensated for lower sales of RIDOMIL(R), BRAVO(R) and TILT(R). Underlying sales growth in fungicides was impacted by the phase-out of older products ($28 million).

Insecticides: major brands ACTARA(R), FORCE(R), KARATE(R), PROCLAIM(R), VERTIMEC(R)

ACTARA(R) achieved sales of $87 million, with broad-based growth and a particularly strong performance in the USA. Sales of KARATE(R) benefited from strong growth in KARATE(R) ZEON(R) in Germany. Reduced cotton plantings in Australia and the USA combined with channel de-stocking in Brazil resulted in lower sales for a number of products. Over half the decline in insecticides was due to phase-outs ($35 million).

Professional Products: major brands CRUISER(R), DIVIDEND(R), HERITAGE(R), ICON(R), MAXIM(R)

Seed Treatment sales sustained very strong growth with sales of CRUISER(R) more than doubling to $54 million, driven by strong demand in North America in cotton and canola. Growth of MAXIM(R) continued in the USA and Brazil. Sales of Turf and Ornamentals were lower with growth more than offset by product phase-outs ($29 million). Public Health sales were down due to reduced tenders for ICON(R).

                                      Full Year            Growth               4th Quarter            Growth
                                 ---------------------------------------    ----------------------------------------
                                      2002      2001   Actual       CER         2002       2001    Actual       CER
Regional                                $m        $m        %         %           $m         $m         %         %
------------------------------------------------------------------------    ----------------------------------------
  Europe,
  Africa and Middle East              1919      1870      + 3         -          367        358        +2       - 5
  NAFTA                               1864      1887      - 1       - 1          238        205       +16       +17
  Latin America                        596       677      -12       -12          177        195       - 9       - 9
  Asia Pacific                         881       951      - 7       - 7          241        275       -12       -14
------------------------------------------------------------------------    ----------------------------------------
  Total                               5260      5385      - 2       - 3         1023       1033       - 1       - 4
------------------------------------------------------------------------    ----------------------------------------

Sales in Europe, Africa and the Middle East were unchanged. Growth came from new product introductions throughout the region and particularly strong performances in Germany and Eastern Europe; sales in France were lower due to a contracting market, increased fungicide competition and the impact of a heavy phase-out program which all adversely affected sales, particularly in the fourth quarter.

In NAFTA sales continued to grow in Canada and Mexico. In the USA early indications are of an increased overall market share. Sales recovered in the fourth quarter reflecting demand aligning with spring consumption; this followed channel de-stocking and reduced shipments due to adverse weather conditions earlier in the year. Sales of new products continued to grow strongly.

The early implementation of risk control measures in Latin America mitigated the worst effects of the financial crises in both Brazil and Argentina. In Argentina a more robust business has been established which has capitalized on export-led agricultural demand: sales for the year were up 50 percent and have remained on a secure terms basis. In Brazil the targeted reductions in channel inventories and receivables, by 40 percent in volume and 25 percent of sales respectively, combined with the continued depreciation of the Real significantly reduced sales although grower consumption is estimated to have increased.

In Asia Pacific sales were down due to market decline. The impact of drought in the fourth quarter in Australia and product phase-outs of $17 million also contributed to reduced sales. China achieved strong sales growth in the second half following a weak first half performance. Initial estimates indicate a stable overall market share in the region; the business is expected to benefit from the new go-to-market strategies launched during the year in Japan and Korea

Seeds Sales
-------------------------------------------------------------------------------

Except where stated, all narrative in this section refers to the full year. Percentage growth rates are at constant exchange rates (CER)

                                      Full Year            Growth               4th Quarter            Growth
                                  --------------------------------------    ----------------------------------------
                                      2002      2001   Actual       CER         2002       2001    Actual       CER
Product line                            $m        $m        %         %           $m         $m         %         %
------------------------------------------------------------------------    ----------------------------------------
  Field Crops                          503       530      - 5       - 4           88         85        +4        +3
  Vegetables and Flowers               434       408       +6        +5           85         79        +8        +5
------------------------------------------------------------------------    ----------------------------------------
  Total                                937       938        -         -          173        164        +6        +4
------------------------------------------------------------------------    ----------------------------------------

Field Crops: major brands NK(R)corn, NK(R)oilseeds, HILLESHOG(R)sugar beet

Sales of NK(R) corn declined with significantly lower sales in Brazil; sales in the US market were also lower due to increased penetration of herbicide-tolerant corn. Oilseed sales increased slightly: soybean sales were lower in line with the overall market; sunflowers grew strongly benefiting from superior technology and increased acreages in Eastern Europe. Sales of HILLESHOG(R) sugar beet grew in NAFTA and in Europe, where new technology provided growth in a market which continued to decline.

Sales of GM product were stable and accounted for 17 percent of total Seeds sales.

Vegetables and Flowers: major brands S&G(R)vegetables, ROGERS(R)vegetables, S&G(R)flowers

Sales of S&G(R) vegetables continued to grow with particularly strong results in Europe: in the important Spanish market for peppers and tomatoes Syngenta has a leading position and market shares are estimated to have increased further during the year; melons and sweet corn also performed well. Total growth was reduced by lower sales in Korea.

Sales of S&G(R) flowers increased primarily in Europe, where the full commercialization of the proprietary X-tray(TM) system for young plants provided strong growth.

                                      Full Year            Growth               4th Quarter            Growth
                                  --------------------------------------    ----------------------------------------
                                      2002      2001    Actual      CER          2002      2001    Actual       CER
Regional                                $m        $m         %        %            $m        $m         %         %
------------------------------------------------------------------------    ----------------------------------------
  Europe,
  Africa and Middle East               427       393        +8       +8            40        33       +19       +11
  NAFTA                                396       404       - 2      - 2           101       100        +2        +2
  Latin America                         65        88       -26      -26            19        18        +6        +6
  Asia Pacific                          49        53       - 8      - 8            13        13       - 2       - 6
------------------------------------------------------------------------    ----------------------------------------
  Total                                937       938         -        -           173       164        +6        +4
------------------------------------------------------------------------    ----------------------------------------

Sales in Europe, Africa and the Middle East grew across all major crops with particularly strong performances in vegetables, flowers, corn and sunflowers. Early estimates indicate significant market share gains in the fresh vegetable produce sector.

In NAFTA declines in corn and soybean sales more than offset growth in vegetables and flowers.

The significant sales decline in Latin America reflects the impact of the Brazilian crisis, a reduced market affecting corn sales and the implementation of the risk reduction strategy.

In Asia Pacific, increased sales of field crops, particularly in India, were more than offset by a decline in vegetable sales in Japan and South Korea, where the business is being restructured.

Synergy and Cost Reduction Programs
-------------------------------------------------------------------------------

During 2002 cost savings of $197 million were delivered, with $92 million realized in the second half of the year. Since the start of the program in 2000, annualized savings of $362 million have been achieved at a cumulative cash cost of $725 million.

During 2002 some $60 million has been realized in Cost of Goods; $91 million from Selling, General and Administrative; and $46 million from Research and Development. Since merger, the total number of employees has been reduced by some 2,600.

The program target for annual cost savings was increased at the half year to $625 million by the end of 2005 (previously $525 million by the end of 2004) at a projected total cash of $1 billion.


Currency
-------------------------------------------------------------------------------

Syngenta is subject to material currency exposure which arises from two main factors: 30 percent of its cost base is now in Swiss franc and sterling against just over three percent of sales, whilst some 19 percent of sales are made in emerging markets leading to an exposure to more volatile currencies.

Most Euro-denominated sales occur in the first half; costs are spread more evenly throughout the year. Results are therefore affected by the timing of currency changes.

The effect of the strong Swiss franc throughout the year was exacerbated in the second half by the strengthening of the Euro against the US dollar. The consequent negative impact on EBITDA, arising from increased European costs expressed in US dollars, was limited to $24 million by hedging programs.


Taxation
-------------------------------------------------------------------------------

Progress has been made through tax restructuring to achieve a further reduction in the tax rate on the on-going business to 39 percent (December 2001: 42 percent).


Pensions & Insurance
-------------------------------------------------------------------------------

The decline in financial markets has affected the valuation of Syngenta's major pension funds. As a consequence a cash injection of $135 million was made in 2002.

From 2003 an increase in company pension and insurance costs of some $55 million annually, will be charged to the income statement. Based on actuarial advice the increased pension contributions are expected to meet Syngenta's long-term pension liabilities.

Full Year Segmental Results (1)

                                                      2002 Full Year   2001 Full Year          CER
Total Syngenta                                                    $m               $m            %
---------------------------------------------------------------------------------------------------
Sales                                                           6197             6323          - 3
---------------------------------------------------------------------------------------------------
Gross profit                                                    3065             3124          - 1
     Marketing and distribution                               (1146)           (1178)          + 5
     Research and development                                  (697)            (723)          + 6
     General and administrative                                (582)            (581)          - 5
Operating income                                                 640              642          + 5
---------------------------------------------------------------------------------------------------
EBITDA                                                          1154             1127          + 5
---------------------------------------------------------------------------------------------------
EBITDA (%)                                                      18.6             17.8
---------------------------------------------------------------------------------------------------

Crop Protection                                       2002 Full Year   2001 Full Year          CER
                                                                  $m               $m            %
---------------------------------------------------------------------------------------------------
Sales                                                           5260             5385          - 3
---------------------------------------------------------------------------------------------------
Gross profit                                                    2579             2645          - 2
     Marketing and distribution                                (909)            (948)          + 6
     Research and development                                  (425)            (458)         + 10
     General and administrative                                (500)            (501)          - 6
---------------------------------------------------------------------------------------------------
Operating income                                                 745              738          + 4
---------------------------------------------------------------------------------------------------
EBITDA                                                          1214             1173          + 4
---------------------------------------------------------------------------------------------------
EBITDA (%)                                                      23.1             21.8
---------------------------------------------------------------------------------------------------

Seeds                                                 2002 Full Year   2001 Full Year          CER
                                                                  $m               $m            %
---------------------------------------------------------------------------------------------------
Sales                                                            937              938            -
---------------------------------------------------------------------------------------------------
Gross profit                                                     486              479          + 2
     Marketing and distribution                                (237)            (230)          - 1
     Research and development                                  (119)            (112)          - 4
     General and administrative                                 (62)             (66)          + 8
---------------------------------------------------------------------------------------------------
Operating income                                                  68               71         + 10
---------------------------------------------------------------------------------------------------
EBITDA                                                           109              110          + 6
---------------------------------------------------------------------------------------------------
EBITDA (%)                                                      11.6             11.8
---------------------------------------------------------------------------------------------------

Plant Science                                         2002 Full Year   2001 Full Year          CER
                                                                  $m               $m            %
---------------------------------------------------------------------------------------------------
Sales                                                              -                -            -
---------------------------------------------------------------------------------------------------
Gross profit                                                       -                -            -
     Marketing and distribution                                    -                -            -
     Research and development                                  (153)            (153)          + 3
     General and administrative                                 (20)             (14)         - 30
---------------------------------------------------------------------------------------------------
Operating income                                               (173)            (167)            -
---------------------------------------------------------------------------------------------------
EBITDA                                                         (169)            (156)          - 4
---------------------------------------------------------------------------------------------------
EBITDA (%)                                                       n/a              n/a
---------------------------------------------------------------------------------------------------

(1) Excluding special items.

Unaudited Second Half Segmental Results (1)

                                                     2nd Half 2002    2nd Half 2001          CER
Total Syngenta                                                  $m               $m            %
-------------------------------------------------------------------------------------------------
Sales                                                         2295             2292          - 3
-------------------------------------------------------------------------------------------------
Gross profit                                                  1010             1060          - 6
     Marketing and distribution                              (597)            (600)          + 5
     Research and development                                (361)            (365)          + 7
     General and administrative                              (259)            (271)          - 5
-------------------------------------------------------------------------------------------------
Operating income                                             (207)            (176)         - 12
-------------------------------------------------------------------------------------------------
EBITDA                                                          55               68         - 20
-------------------------------------------------------------------------------------------------
EBITDA (%)                                                     2.4              2.9
-------------------------------------------------------------------------------------------------

Crop Protection                                      2nd Half 2002    2nd Half 2001          CER
                                                                $m               $m            %
-------------------------------------------------------------------------------------------------
Sales                                                         2004             2018          - 4
-------------------------------------------------------------------------------------------------
Gross profit                                                   863              926          - 7
     Marketing and distribution                              (476)            (485)          + 6
     Research and development                                (219)            (229)         + 10
     General and administrative                              (223)            (241)          - 4
-------------------------------------------------------------------------------------------------
Operating income                                              (55)             (29)         - 97
-------------------------------------------------------------------------------------------------
EBITDA                                                         186              187          - 7
-------------------------------------------------------------------------------------------------
EBITDA (%)                                                     9.3              9.3
-------------------------------------------------------------------------------------------------

Seeds                                                2nd Half 2002    2nd Half 2001          CER
                                                                $m               $m            %
-------------------------------------------------------------------------------------------------
Sales                                                          291              274          + 3
-------------------------------------------------------------------------------------------------
Gross profit                                                   147              134          + 7
     Marketing and distribution                              (121)            (115)            -
     Research and development                                 (62)             (55)          - 6
     General and administrative                               (25)             (25)          + 3
-------------------------------------------------------------------------------------------------
Operating income                                              (61)             (61)         + 10
-------------------------------------------------------------------------------------------------
EBITDA                                                        (39)             (39)         + 12
-------------------------------------------------------------------------------------------------
EBITDA (%)                                                   -13.6            -14.1
-------------------------------------------------------------------------------------------------

Plant Science                                        2nd Half 2002    2nd Half 2001          CER
                                                                $m               $m            %
-------------------------------------------------------------------------------------------------
Sales                                                            -                -            -
-------------------------------------------------------------------------------------------------
Gross profit                                                     -                -            -
     Marketing and distribution                                  -                -            -
     Research and development                                 (80)             (81)          + 7
     General and administrative                               (11)              (5)        - 108
-------------------------------------------------------------------------------------------------
Operating income                                              (91)             (86)            -
-------------------------------------------------------------------------------------------------
EBITDA                                                        (92)             (80)          - 6
-------------------------------------------------------------------------------------------------
EBITDA (%)                                                     n/a              n/a
-------------------------------------------------------------------------------------------------

(1) Excluding special items.

Condensed Consolidated Financial Statements


The following condensed consolidated financial statements and notes thereto have been prepared on a statutory accounting basis in accordance with International Financial Reporting Standards (IFRS). A reconciliation to US GAAP has been prepared for US investors.


Condensed Consolidated Income Statement

                                          Including Special
                                               Items(1)             Special Items          Excluding Special Items
--------------------------------------------------------------------------------------------------------------------
                                                                                                            +ve/-ve
                                                                                                           Movement
                                             2002       2001       2002       2001      2002       2001      CER(4)
For the year to 31 December                    $m         $m         $m         $m        $m         $m           %
--------------------------------------------------------------------------------------------------------------------
Sales                                        6197       6323          -          -      6197       6323         - 3
Cost of goods sold                         (3132)     (3199)          -          -    (3132)     (3199)         + 4
--------------------------------------------------------------------------------------------------------------------
Gross profit                                 3065       3124          -          -      3065       3124         - 1
Marketing and distribution                 (1146)     (1178)          -          -    (1146)     (1178)         + 5
Research and development                    (697)      (723)          -          -     (697)      (723)         + 6
General and administrative                  (582)      (581)          -          -     (582)      (581)         - 5
Merger and restructuring costs,
   net of divestment gains                  (396)      (277)      (396)      (277)         -          -           -
--------------------------------------------------------------------------------------------------------------------
Operating income                              244        365      (396)      (277)       640        642         + 5
Associates and joint ventures                 (7)        (5)          -          -       (7)        (5)        - 36
Financial expense, net                      (188)      (249)          -          -     (188)      (249)        + 19
--------------------------------------------------------------------------------------------------------------------
Income before taxes and                        49        111      (396)      (277)       445        388        + 21
    minority interests
Income tax expense                           (70)       (76)        104         88     (174)      (164)         n/a
--------------------------------------------------------------------------------------------------------------------
Income before minority interests             (21)         35      (292)      (189)       271        224         n/a
Minority interests                            (6)        (1)          -          -       (6)        (1)         n/a
--------------------------------------------------------------------------------------------------------------------
Net income                                   (27)         34      (292)      (189)       265        223         n/a
--------------------------------------------------------------------------------------------------------------------
Earnings per share(2)                     $(0.26)      $0.34    $(2.87)    $(1.86)     $2.61      $2.20
  -  basic
  -  diluted                              $(0.26)      $0.34    $(2.87)    $(1.86)     $2.61      $2.20
--------------------------------------------------------------------------------------------------------------------
EBITDA(3)                                     892        936      (262)      (191)      1154       1127         + 5
--------------------------------------------------------------------------------------------------------------------

(1) The condensed consolidated income statement including special items is prepared in accordance with IFRS.

(2) The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2002 basic EPS, 101.5 million; 2002 diluted EPS, 101.6 million; 2001 basic and diluted EPS, 101.4 million.

(3) EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by investors as one measure of an issuer's ability to service or incur indebtedness. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and Syngenta's EBITDA measures may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

(4)  Growth rates are at constant exchange rates (CER).

Condensed Consolidated Balance Sheet

                                                                                31 December       31 December
                                                                                       2002              2001
                                                                                         $m                $m
--------------------------------------------------------------------------------------------------------------
Assets
  Current assets
      Cash and cash equivalents                                                         232               288
      Trade accounts receivable                                                        1602              1860
      Other accounts receivable                                                         243               242
      Other current assets                                                              516               214
      Inventories                                                                      1704              1716
--------------------------------------------------------------------------------------------------------------
      Total current assets                                                             4297              4320
--------------------------------------------------------------------------------------------------------------
  Non-current assets
      Property, plant and equipment                                                    2310              2348
      Intangible assets                                                                2813              3004
      Investments in associates and joint ventures                                       95               103
      Deferred tax assets                                                               666               666
      Other financial assets                                                            345               268
--------------------------------------------------------------------------------------------------------------
      Total non-current assets                                                         6229              6389
--------------------------------------------------------------------------------------------------------------
Total assets                                                                          10526             10709
--------------------------------------------------------------------------------------------------------------
Liabilities and Equity
  Current liabilities
      Trade accounts payable                                                          (725)             (687)
      Current financial debts                                                        (1207)            (1420)
      Income taxes payable                                                            (210)             (220)
      Other current liabilities                                                       (794)             (882)
      Provisions                                                                      (222)             (231)
--------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                      (3158)            (3440)
--------------------------------------------------------------------------------------------------------------
  Non-current liabilities
      Non-current financial debts                                                     (925)            (1116)
      Deferred tax liabilities                                                       (1098)            (1159)
      Provisions                                                                      (915)             (835)
--------------------------------------------------------------------------------------------------------------
      Total non-current liabilities                                                  (2938)            (3110)
--------------------------------------------------------------------------------------------------------------
Total liabilities                                                                    (6096)            (6550)
Minority interests                                                                     (80)              (73)
Total equity                                                                         (4350)            (4086)
--------------------------------------------------------------------------------------------------------------
Total liabilities and equity                                                        (10526)           (10709)
--------------------------------------------------------------------------------------------------------------

Condensed Consolidated Cash Flow Statement

                                                                                       2002           2001
For the year to 31 December                                                              $m          $m(1)
-----------------------------------------------------------------------------------------------------------
Operating income                                                                        244            365
-----------------------------------------------------------------------------------------------------------
Reversal of non-cash items;
    Depreciation, amortization and impairment on:
      Property, plant and equipment                                                     374            344
      Intangible assets                                                                 282            232
    Gain on disposal of fixed assets                                                   (26)           (66)
    Charges in respect of provisions                                                    432            452
Cash (paid)/received in respect of;
Interest and other financial receipts & payments (net)                                (217)          (190)
Taxation                                                                              (191)          (258)
Merger and restructuring costs                                                        (246)          (352)
Contributions to pension schemes                                                      (209)           (53)
Other provisions                                                                       (49)           (64)
-----------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                                                394            410
Change in net current assets and other operating cash flows                             408            138
-----------------------------------------------------------------------------------------------------------
Cash flow from operating activities                                                     802            548
-----------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment                                            (165)          (253)
Proceeds from disposals of property, plant and equipment                                 54             12
Purchase of intangibles, investments in associates and other financial assets         (166)           (57)
Proceeds from disposals of intangible and financial assets                                6             12
Proceeds from business divestments                                                       11            195
Business acquisitions (net of cash acquired)                                              -            (4)
Acquisition of minorities                                                                 -           (27)
-----------------------------------------------------------------------------------------------------------
Cash flow (used for)/from investing activities                                        (260)          (122)
-----------------------------------------------------------------------------------------------------------
Net change in Novartis AG debt                                                            -          (125)
Increases in other third party interest-bearing debt                                    511           1240
Repayment of third party interest-bearing debt                                       (1067)         (1849)
Repayment of debts factored with recourse                                                 -          (137)
Sale of Treasury stock                                                                    3              3
Dividends paid to group shareholders                                                   (48)              -
Dividends paid to minorities                                                            (6)              -
-----------------------------------------------------------------------------------------------------------
Cash flow used for financing activities                                               (607)          (868)
-----------------------------------------------------------------------------------------------------------
Net effect of currency translation on cash and cash equivalents                           9           (26)
-----------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                (56)          (468)
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of the period                                288            756
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                                      232            288
-----------------------------------------------------------------------------------------------------------

(1) Comparative 2001 data has been aligned with the new format of the Consolidated Cash Flow Statement.

Condensed Consolidated Statement of Changes in Equity

                                                                                           Total equity
                                                                                                     $m
--------------------------------------------------------------------------------------------------------
31 December 2000                                                                                   4210
Net income                                                                                           34
Unrealized holding loss on available for sale financial assets                                     (11)
Unrealized gains/(losses) on derivatives designated as cash flow hedges                            (17)
Issue of shares under employee purchase plan                                                          3
Foreign currency translation effects                                                              (133)
--------------------------------------------------------------------------------------------------------
31 December 2001                                                                                   4086
--------------------------------------------------------------------------------------------------------
Net income                                                                                         (27)
Unrealized holding loss on available for sale financial assets                                     (40)
Unrealized gains/(losses) on derivatives designated as cash flow hedges                              30
Deferred tax on tax effected items posted to equity                                                  34
Dividends paid to group shareholders                                                               (48)
Issue of shares under employee purchase plan                                                          3
Foreign currency translation effects                                                                312
--------------------------------------------------------------------------------------------------------
31 December 2002                                                                                   4350
--------------------------------------------------------------------------------------------------------

Notes to the Condensed Consolidated Financial Statements


Note 1: Basis of Preparation

Nature of operations: Syngenta AG ('Syngenta') is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: Syngenta's condensed consolidated financial statements for the year ended 31 December 2002 are prepared in accordance with the International Financial Reporting Standards
(IFRS), which comprise standards and interpretations approved by the IASB, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the IASC that remain in effect. The condensed consolidated financial statements have been prepared in accordance with our policies as set out in the 2002 Financial Report, and are applied consistently. These principles differ in certain significant respects from generally accepted accounting principles in the United States ('US GAAP'). Application of US GAAP would have affected shareholders' net income and equity for the years ended 31 December 2001 and 2002 as detailed in Notes 9 and 10 to the condensed consolidated financial statements.

The consolidated financial statements are presented in United States dollars ('$') as this is the major trading currency of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2: New Accounting Standards

The effects of new accounting pronouncements under IFRS on the condensed consolidated financial statements were not material in 2002. The effect of adoption of SFAS No. 142 for US GAAP is described in notes 9 and 10 to the condensed consolidated financial statements, below.

Note 3: Changes in the Scope of Consolidation

There were no significant acquisitions and divestments during 2002 or 2001.

Note 4: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R & D facilities in Switzerland, the UK and the USA, business performance is impacted by movements in currencies. The principal currencies and their exchange rates against the dollar, for 2002 and 2001, adopted to prepare the financial statements contained in this communication were as follows:

                                   Average       Average      Year end      Year end
                                      2002          2001          2002          2001
-------------------------------------------------------------------------------------
Swiss franc. CHF                      1.57          1.69          1.39          1.68
Pound sterling. GBP                   0.67          0.69          0.62          0.69
Yen. JPY                             125.6         120.6         118.7         131.3
Euro. EUR                             1.07          1.12          0.95          1.13
Brazilian real. BRL                   2.89          2.32          3.54          2.33

The above average rates are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements. The period end rates were used for the preparation of the condensed consolidated balance sheet.

Note 5a: Unaudited Full Year Product Line and Regional Sales

                                                      --------------------------------------------------------------
                                                                              2001 Full
                                                        2002 Full Year             Year     Actual(1)        CER(1)
Syngenta                                                            $m               $m             %             %
--------------------------------------------------------------------------------------------------------------------
  Crop Protection                                                 5260             5385           - 2           - 3
  Seeds                                                            937              938             -             -
--------------------------------------------------------------------------------------------------------------------
  Total                                                           6197             6323           - 2           - 3
--------------------------------------------------------------------------------------------------------------------

Crop Protection
--------------------------------------------------------------------------------------------------------------------
Product line
  Selective herbicides                                            1606             1722           - 6           - 7
  Non-selective herbicides                                         650              687           - 2           - 3
  Fungicides                                                      1398             1392             -           - 1
  Insecticides                                                     855              944           - 7           - 7
  Professional products                                            585              522           + 6           + 5
  Others                                                           166              118          + 19          + 13
--------------------------------------------------------------------------------------------------------------------
  Total                                                           5260             5385           - 2           - 3
--------------------------------------------------------------------------------------------------------------------
Regional
  Europe, Africa and Middle East                                  1919             1870           + 3             -
  NAFTA                                                           1864             1887           - 1           - 1
  Latin America                                                    596              677          - 12          - 12
  Asia Pacific                                                     881              951           - 7           - 7
--------------------------------------------------------------------------------------------------------------------
  Total                                                           5260             5385           - 2           - 3
--------------------------------------------------------------------------------------------------------------------

Seeds
--------------------------------------------------------------------------------------------------------------------
Product line
  Field Crops                                                      503              530           - 5           - 4
  Vegetables and Flowers                                           434              408           + 6           + 5
--------------------------------------------------------------------------------------------------------------------
  Total                                                            937              938             -             -
--------------------------------------------------------------------------------------------------------------------
Regional
  Europe, Africa and Middle East                                   427              393           + 8           + 8
  NAFTA                                                            396              404           - 2           - 2
  Latin America                                                     65               88          - 26          - 26
  Asia Pacific                                                      49               53           - 8           - 8
--------------------------------------------------------------------------------------------------------------------
  Total                                                            937              938             -             -
--------------------------------------------------------------------------------------------------------------------

(1) Product line variances take into account minor reclassifications made in 2002.

Note 5b: Unaudited Second Half Product Line and Regional Sales


                                                      --------------------------------------------------------------
                                                         2nd Half 2002    2nd Half 2001    Actual(1)       CER(1)
Syngenta                                                            $m               $m            %            %
--------------------------------------------------------------------------------------------------------------------
  Crop Protection                                                 2004             2018           - 1           - 4
  Seeds                                                            291              274           + 6           + 3
--------------------------------------------------------------------------------------------------------------------
  Total                                                           2295             2292             -           - 3
--------------------------------------------------------------------------------------------------------------------

Crop Protection
--------------------------------------------------------------------------------------------------------------------
Product line
  Selective herbicides                                             481              498           - 2           - 5
  Non-selective herbicides                                         269              275           + 1           - 2
  Fungicides                                                       527              505           + 4             -
  Insecticides                                                     375              437          - 11          - 13
  Professional products                                            281              252           + 5           + 2
  Others                                                            71               51          + 16           + 6
--------------------------------------------------------------------------------------------------------------------
  Total                                                           2004             2018           - 1           - 4
--------------------------------------------------------------------------------------------------------------------
Regional
  Europe, Africa and Middle East                                   701              659           + 6           - 3
  NAFTA                                                            486              454           + 7           + 8
  Latin America                                                    386              442          - 12          - 12
  Asia Pacific                                                     431              463           - 7           - 9
--------------------------------------------------------------------------------------------------------------------
  Total                                                           2004             2018           - 1           - 4
--------------------------------------------------------------------------------------------------------------------

Seeds
--------------------------------------------------------------------------------------------------------------------
Product line
  Field Crops                                                      122              123             -           - 2
  Vegetables and Flowers                                           169              151          + 12           + 7
--------------------------------------------------------------------------------------------------------------------
  Total                                                            291              274           + 6           + 3
--------------------------------------------------------------------------------------------------------------------
Regional
  Europe, Africa and Middle East                                   111               94          + 17           + 8
  NAFTA                                                            126              112          + 14          + 14
  Latin America                                                     32               45          - 29          - 29
  Asia Pacific                                                      22               23           - 6          - 10
--------------------------------------------------------------------------------------------------------------------
  Total                                                            291              274           + 6           + 3
--------------------------------------------------------------------------------------------------------------------

(1) Product line variances take into account minor reclassifications made in 2002.

Note 5c: Unaudited Fourth Quarter Product Line and Regional Sales


                                                        ------------------------------------------------------------
                                                           4th Quarter      4th Quarter
                                                                  2002             2001     Actual(1)        CER(1)
Syngenta                                                            $m               $m             %             %
--------------------------------------------------------------------------------------------------------------------
  Crop Protection                                                 1023             1033           - 1           - 4
  Seeds                                                            173              164           + 6           + 4
--------------------------------------------------------------------------------------------------------------------
  Total                                                           1196             1197             -           - 3
--------------------------------------------------------------------------------------------------------------------

Crop Protection
--------------------------------------------------------------------------------------------------------------------
Product line
  Selective herbicides                                             280              268           + 5           + 2
  Non-selective herbicides                                         110              128           - 9          - 11
  Fungicides                                                       295              282           + 4             -
  Insecticides                                                     177              218          - 17          - 18
  Professional products                                            126              118           + 1             -
  Others                                                            35               19          + 36          + 27
--------------------------------------------------------------------------------------------------------------------
  Total                                                           1023             1033           - 1           - 4
--------------------------------------------------------------------------------------------------------------------
Regional
  Europe, Africa and Middle East                                   367              358           + 2           - 5
  NAFTA                                                            238              205          + 16          + 17
  Latin America                                                    177              195           - 9           - 9
  Asia Pacific                                                     241              275          - 12          - 14
  Total                                                           1023             1033           - 1           - 4
--------------------------------------------------------------------------------------------------------------------

Seeds
--------------------------------------------------------------------------------------------------------------------
Product line
  Field Crops                                                       88               85           + 4           + 3
  Vegetables and Flowers                                            85               79           + 8           + 5
--------------------------------------------------------------------------------------------------------------------
  Total                                                            173              164           + 6           + 4
--------------------------------------------------------------------------------------------------------------------
Regional
  Europe, Africa and Middle East                                    40               33          + 19          + 11
  NAFTA                                                            101              100           + 2           + 2
  Latin America                                                     19               18           + 6           + 6
  Asia Pacific                                                      13               13           - 2           - 6
--------------------------------------------------------------------------------------------------------------------
  Total                                                            173              164           + 6           + 4
--------------------------------------------------------------------------------------------------------------------

(1)  Product line variances take into account minor reclassifications made in
     2002

Note 6: Impact of Special Items, net

                                                                                 2002                    2001
                                                                             $m         $m            $m         $m
-------------------------------------------------------------------------------------------    ---------------------
Income statement charge
    Merger and integration costs                                                      (28)                    (117)
    Restructuring costs
                                                                      ----------               ----------
      Write-off or impairment of property, plant & equipment              (102)                     (84)
      Non-cash pension restructuring charges                               (14)                     (12)
      Cash costs                                                          (220)                    (137)
                                                                      ----------               ----------
    Total                                                                            (336)                    (233)
Gains from mandated product disposals                                                    -                       75
Impairment of intangible assets                                                       (32)                      (2)
-------------------------------------------------------------------------------------------    ---------------------
Total special items, net                                                             (396)                    (277)
-------------------------------------------------------------------------------------------    ---------------------

Merger & integration costs are the costs associated with establishing the operations of Syngenta, which was formed from the merger of Novartis agribusiness and Zeneca agrochemicals business in November 2000.

Restructuring costs are largely the costs of implementing the synergy programs following the formation of Syngenta, but also include the costs of restructuring the Seeds business in Korea where performance has deteriorated since acquisition in 1997.

The non-cash pension restructuring charges represent those direct effects of restructuring initiatives on defined benefit pension plans, for which there is no corresponding identifiable cash payment. Where identifiable cash payments to pension funds are required to provide incremental pension benefits for employees leaving service as a result of restructuring, the amounts involved have been included within cash costs.

Gains from product disposals in 2001 relate to the mandated product divestments required by the regulatory authorities on the formation of Syngenta.

Impairment of intangible assets relates to goodwill and other intangible assets associated with the restructuring of the Seeds business in Korea and other Seeds restructuring initiatives.

The post-tax impact of special items reduced earnings per share by $2.87 to $(0.26) during 2002 (by $1.86 to $0.34 in 2001).


Note 7: Reconciliation of EBITDA to Operating Profit

                                                              2002                                 2001
--------------------------------------------------------------------------------   --------------------------------
                                                 Including Special    Excluding    Including  Special    Excluding
                                                 Special              Special      Special               Special
                                                  Items      Items      Items        Items      Items      Items
                                                    $m        $m         $m           $m         $m         $m
--------------------------------------------------------------------------------   --------------------------------
Operating Profit                                   244       (396)       640          365       (277)       642
Loss from associates                               (7)         -         (7)          (5)         -         (5)
Depreciation, amortization and impairment          655        134        521          576        86         490
--------------------------------------------------------------------------------   --------------------------------
EBITDA                                             892       (262)      1154          936       (191)      1127
--------------------------------------------------------------------------------   --------------------------------

Note 8a: Net Debt Reconciliation


The following table provides a reconciliation of movements in net debt during the period:

                                                            2002           2001
                                                              $m             $m
--------------------------------------------------------------------------------
Opening balance at 1 January                                2219           2429
Acquisitions and disposals                                     -           (19)
Other non-cash items                                           2            262
Foreign exchange effect on debt                             (50)           (50)
Sale of Treasury Stock                                       (3)            (3)
Dividends paid to group shareholders                          48              -
Dividends paid to minorities                                   6              -
Free cash flow                                             (551)          (400)
--------------------------------------------------------------------------------
Closing balance as at 31 December                           1671           2219
--------------------------------------------------------------------------------

Constituents of closing balance;
Cash and cash equivalents                                  (232)          (288)
Current financial debts                                     1207           1420
Non-current financial debts                                  925           1116
Financing-related derivatives (1)                          (229)           (29)
--------------------------------------------------------------------------------
Closing balance at 31 December                              1671           2219
--------------------------------------------------------------------------------

(1) Included within other current assets

Note 8b: Free Cash Flow

Free cash flow comprises cash flow after operating activities, investing activities, taxes and operational financing activities, but prior to capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share buyback and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and Syngenta's free cash flow measure may not be comparable to similarly titled measures of other companies.

                                                             2002          2001
                                                               $m            $m
--------------------------------------------------------------------------------
Cash flow from operating activities                           802           548
Cash flow (used for)/from investing activities              (260)         (122)
--------------------------------------------------------------------------------
Free cash flow, pre-foreign exchange effect                   542           426
Foreign exchange effect on cash and cash equivalents            9          (26)
--------------------------------------------------------------------------------
Free cash flow                                                551           400
--------------------------------------------------------------------------------

Note 9: Reconciliation to US GAAP from the Condensed Consolidated Financial Statements

Syngenta's condensed consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below:

                                                                      2002       2001
Net income (for year ended 31 December)                                 $m         $m
--------------------------------------------------------------------------------------
Net income/(loss) under IFRS                                          (27)         34
US GAAP adjustments:
    Purchase accounting:
       Zeneca agrochemicals                                             46      (288)
       Other acquisitions                                            (167)      (141)
    Impairment losses                                                 (30)          -
    Restructuring charges                                              (3)          -
    Pension provisions (including post-retirement benefits)              1          2
    Stock-based compensation                                           (3)        (3)
    Deferred taxes on unrealized profit in inventory                   (4)          5
    Capitalized costs, less disposals and depreciation                 (2)          8
    Deferred tax effect on US GAAP adjustments                          24        136
--------------------------------------------------------------------------------------
Net loss under US GAAP                                               (165)      (247)
--------------------------------------------------------------------------------------
Weighted average number of ordinary shares in issue - basic          101.5      101.4
Weighted average number of ordinary shares in issue - diluted        101.6      101.4
--------------------------------------------------------------------------------------
Loss per Share under US GAAP (basic and diluted)                   $(1.62)    $(2.44)
--------------------------------------------------------------------------------------

                                                                      2002       2001
Equity (as at 31 December)                                              $m         $m
--------------------------------------------------------------------------------------
Equity under IFRS                                                     4350       4086
US GAAP adjustments:
    Purchase accounting:
       Zeneca agrochemicals                                          (483)      (468)
       Other acquisitions                                              931       1098
    Impairment losses                                                   23          -
    Restructuring charges                                              (7)          -
    Pension provisions (including post-retirement benefits)           (97)        (3)
    Stock-based compensation                                             -          -
    Deferred taxes on unrealized profit in inventory                  (37)       (33)
    Capitalized costs, less disposals and depreciation                  27         28
    Deferred tax effect on US GAAP adjustments                       (174)      (291)
--------------------------------------------------------------------------------------
Equity under US GAAP                                                  4533       4417
--------------------------------------------------------------------------------------


For the year ended 31 December 2002, the net loss under IFRS was $27 million, compared to a net loss of $165 million under US GAAP.

The main reasons for the difference were the application of different purchase accounting requirements under IFRS and US GAAP to business combinations completed in prior periods, and the different subsequent accounting for goodwill. The different IFRS and US GAAP purchase accounting requirements which applied when previous business combinations were completed, resulted in different balance sheet values for goodwill and intangible assets related to those acquisitions. For intangible assets, this has led to different amortization charges in each subsequent accounting period, including 2001 and 2002. Also, as Syngenta adopted SFAS No. 142, 'Goodwill and Intangible Assets', as of 1 January 2002, it ceased to record goodwill amortization for US GAAP from that date. The difference arising in pre-tax income in respect of purchase accounting for Zeneca agrochemicals business was $46 million. This principally represents the amortization expense recorded under IFRS for the goodwill on acquisition of Zeneca; amortization for US GAAP ceased as of 1 January 2002 when SFAS No. 142 was adopted.

The difference arising in pre-tax income in respect of other acquisitions was $167 million for 2002. This difference mainly arises because the Sandoz and Ciba-Geigy merger was accounted for as a uniting of interests under IFRS. For US GAAP the merger was accounted for as a purchase, including recognition and subsequent amortization of purchased product rights. The difference of $167 million also includes impairment losses for certain of these purchased product rights under US GAAP. $83 million of impairment losses were recorded for these product rights under US GAAP in 2002 (2001: $16 million). Under IFRS, these impairment losses are not recorded because there were no purchased product rights recorded for this business combination.

The impairment testing process for goodwill under SFAS No. 142 also differs from the corresponding IFRS requirement. As a result impairments of $23 million recorded for IFRS in 2002 have not been recorded for US GAAP as the definition of business unit for testing purposes is different from that in IAS 36. This was offset by impairment losses of $53 million on certain quoted investments, which were recorded for US GAAP, but not for IFRS. Under US GAAP, unlike IFRS, a decline in the market value of quoted investments below their cost is by itself sufficient to trigger an impairment loss. These investments are stated at market value within non-current financial assets in the consolidated balance sheet.

The difference arising in shareholders' equity for pension provisions at 31 December 2002 includes $94 million which has been directly charged to US GAAP shareholders' equity, due to the recent decline in value of pension assets. US GAAP, unlike IFRS, requires provisions to be at least equal to the unfunded pension liability for each pension plan on an accumulated benefit basis. This adjustment does not affect cash or earnings.

Note 10: Adoption of SFAS No. 142 for US GAAP

Syngenta adopted SFAS No. 142, 'Goodwill and Intangible Assets', as of 1 January 2002. SFAS No. 142 does not require prior periods to be restated. The following table sets forth on a post-tax basis what Syngenta's consolidated US GAAP net income and earnings per share would have been in 2001 if adjusted to exclude the amortization expense charged for goodwill, which is no longer amortized as a result of adopting SFAS No. 142.

Year ending 31 December                                                 2002        2001
                                                                          $m          $m
----------------------------------------------------------------------------- -----------
Reported net income under US GAAP (Note 9)                             (165)       (247)
Goodwill amortization expense charged to reported net income               -          42
Adjusted net income under US GAAP                                      (165)       (205)
----------------------------------------------------------------------------- -----------
Reported loss per share under US GAAP (basic and diluted) (Note 9)   $(1.62)     $(2.44)
Goodwill amortization expense                                              -      $ 0.42
Adjusted loss per share under US GAAP (basic and diluted)            $(1.62)     $(2.02)
----------------------------------------------------------------------------- -----------

 Announcements and Meetings
--------------------------------------------------------------------------------

AGM and first quarter trading statement 2003                 29 April 2003
Announcement of half year results 2003                       30 July 2003
Third quarter trading statement 2003                         22 October 2003
Announcement of full year results 2003                       11 February 2004


Glossary and Trademarks
--------------------------------------------------------------------------------

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
--------------------
APIRO(R)                     novel grass weed herbicide for rice
BICEP(R)MAGNUM               broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO(R)                  novel herbicide for flexible use on broad-leaved weeds for corn
DUAL(R)MAGNUM                grass weed killer for corn and soybeans
ENVOKE(R)                    novel low-dose herbicide for cotton and sugar cane
FLEX(R)                      broad spectrum broad-leaf weed herbicide for soybeans
FUSILADE(R)                  grass weed killer for broad-leaf crops
TOPIK(R)                     post-emergence grass weed killer for wheat

Non-selective Herbicides
------------------------
GRAMOXONE(R)                 rapid, non-systemic burn-down of vegetation
TOUCHDOWN(R)                 systemic total vegetation control
TOUCHDOWN(R)IQ(R)            improved TOUCHDOWN(R)

Fungicides
----------
ACANTO(R)                    second-generation strobilurin with particular advantages in early cereal applications
AMISTAR(R)                   broad spectrum strobilurin for use on multiple crops
BRAVO(R)                     broad spectrum fungicide for use on multiple crops
RIDOMIL GOLD(R)              systemic fungicide for use in vines, potatoes and vegetables
SCORE(R)                     triazole fungicide for use in vegetables, fruits and rice
TILT(R)                      broad spectrum triazole for use in cereals, bananas and peanuts
UNIX(R)                      cereal and vine fungicide with unique mode of action

Insecticides
------------
ACTARA(R)                    second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
FORCE(R)                     unique pyrethroid controlling soil pests in corn
KARATE(R)                    foliar pyrethroid offering broad spectrum insect control
PROCLAIM(R)                  novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC(R)                  acaricide for use in fruits, vegetables and cotton

Professional Products
---------------------
AVID(R)                      acaricide for ornamentals
BARRICADE(R)                 pre-emergence crabgrass herbicide for turf
CRUISER(R)                   novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND(R)                  triazole seed treatment fungicide
HERITAGE(R)                  strobilurin turf fungicide
ICON(R)                      public health insecticide
MAXIM(R)                     broad spectrum seed treatment fungicide

Field Crops
-----------
NK(R)                        global brand for corn, oilseeds and other field crops
HILLESHOG(R)                 global brand for sugar beet

Vegetables and Flowers
----------------------
S&G(R)vegetables              leading brand in Europe, Africa and Asia
S&G(R)flowers                 global brand for seeds and young plants
ROGERS(R)vegetables           leading brand throughout the Americas

Addresses for Correspondence
----------------------------------------------------------------------------------------------------------------

Swiss Depositary                UK Registrar for non-CREST     Depositary for ADRs        Swedish Securities
                                account holders                                           Register Center
------------------------------- ------------------------------ -------------------------- -------------------------

SEGA Aktienregister AG          Lloyds TSB Registrars          The Bank of New York       VPC AB
P.O.Box                         The Causeway                   Shareholder Relations      Box 7822
CH-4601 Olten                   Worthing                       PO Box 11258               S-103 97 Stockholm
                                West Sussex                    Church Street Station      Sweden
                                BN99 6DA                       New York, NY 10286

Tel: +41 (0)62 205 3695         Tel: +44 (0)1903 502541        Tel: +1 (212) 815 6917     Tel: +46 (0)8 402 9000

Registered Office
-------------------------------
Syngenta AG
Schwarzwaldallee 215
4058 Basel
Switzerland

Tel: +41 (0)61 323 1111


Cautionary Statement Regarding Forward-Looking Statements
--------------------------------------------------------------------------------

This document contains forward-looking statements, which can be identified by terminology such as 'expect', 'would', 'will', 'potential', 'plans', 'prospects', 'estimated', 'aiming', 'on track' and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

                                                                         ITEM 2


                                                      Syngenta International AG
                                                                        P.O.Box
                                                                  CH-4002 Basel
                                                                    Switzerland
                                                         Tel.: +41 61 323 11 11
                                                          Fax: +41 61 323 12 12
                                                               www.syngenta.com



Syngenta AG
SWX Notification: Date of ex-dividend trading in Switzerland

In compliance with the Listing Rules of the SWX Swiss Exchange this notice was submitted to the SWX Swiss Exchange.


The first day of ex-dividend trading in Switzerland for Syngenta shares will take place on May 5, 2003.


Syngenta AG
Basel, Switzerland February 20, 2003